UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Alpha Natural Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

02076X 10 2

(CUSIP Number)

Michael J. Walker

AMCI Holdings, Inc. (successor by merger to RRD, Inc.)

1105 N. Market Street, Suite 1300

Wilmington, Delaware 19890

(724) 532-4303

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02076X 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

AMCI Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power:

0
8. Shared Voting Power:

4,734,549
9. Sole Dispositive Power:

0
10. Shared Dispositive Power:

4,734,549

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

4,734,549
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11:

7.3%
14.	Type of Reporting Person (See Instructions)

CO

CUSIP No. 02076X 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Fritz R. Kundrun
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Germany

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power:

0
8. Shared Voting Power:

6,955,796
9. Sole Dispositive Power:

0
10. Shared Dispositive Power:

6,955,796

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

6,955,796
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11:

10.7%
14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 02076X 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Hans J. Mende
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Germany

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power:

0
8. Shared Voting Power:

6,951,896
9. Sole Dispositive Power:

0
10. Shared Dispositive Power:

6,951,896

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

6,951,896
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11:

10.7%
14.	Type of Reporting Person (See Instructions)

IN

The Reporting Persons’ Schedule 13D filed on February 14, 2006 is hereby amended with the following Items amended and restated in their entirety: Item 2, 4, 5, 6 and 7.

Item 2. Identity and Background

This Schedule 13D is being filed by AMCI Holdings, Inc. (“AMCI”), Fritz R. Kundrun (“Kundrun”) and Hans J. Mende (“Mende” and, together with AMCI and Kundrun, the “Reporting Persons”).

AMCI is a Delaware corporation, the principal business of which is to hold equity securities. The address of AMCI’s principal office is 1105 N. Market Street, Suite 1300, Wilmington, Delaware 19890. 1,732,195 of the shares of Common Stock beneficially owned by AMCI are held by it indirectly through its wholly-owned subsidiary Creekside II, Inc., a Delaware corporation (“Creekside”), and 262,670 of the shares of Common Stock beneficially owned by AMCI are held by it indirectly through its wholly-owned subsidiary Redbank II, Inc., a Delaware corporation (“Redbank”). Kundrun and Mende each beneficially owns 50% of the issued and outstanding shares of capital stock of AMCI. In addition, Kundrun and Mende are the directors of AMCI, Creekside and Redbank, and Mende serves as President of AMCI, Creekside and Redbank. By virtue of such relationships, Kundrun and Mende each may be deemed to beneficially own the shares of Common Stock owned by AMCI.

Information with respect to Kundrun, Mende and each other executive officer and director of AMCI, including name, business address, present principal occupation or employment and the name, principal business and address of any organization in which such employment is conducted, and citizenship is listed on the attached Schedule A, which is incorporated in this Schedule 13D by reference.

During the last five years, none of the Reporting Persons nor any executive officer or director of AMCI has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

The Reporting Persons acquired shares of Common Stock in order to acquire an equity interest in the Issuer.

The Reporting Persons also intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to the shares of Common Stock owned by them and their rights to designate a nominee for election to the Board of Directors of the Issuer pursuant to the Amended and Restated Stockholder Agreement dated October 26, 2005 among the Issuer and certain of its stockholders (as amended, the “Stockholder Agreement”), which is more fully described in Item 6 below.

On May 1, 2006, the Reporting Persons sent the Issuer a letter exercising its one demand registration right under the Stockholder Agreement covering all the shares of Common Stock owned by the Reporting Persons to be distributed through an underwritten public offering, if completed. On May 15, 2006, the Reporting Persons entered into a Secondary Block Trade Agreement (the “Block Trade Agreement”) with UBS Securities LLC (“UBS”) under which they sold under Rule 144 a total of 4,400,000 shares of Common Stock to UBS for $22.05 per share for an aggregate sale price of $97,020,000. Pursuant to the terms of the Block Trade Agreement, the Reporting Persons have agreed that they will not, and will ensure that their subsidiaries, associates or holding companies, will not, offer, issue sell or otherwise dispose of (or announce the intention of doing so) any shares of the Issuer without the prior written consent of UBS prior to the expiration of 45 days following the closing of the Block Trade Agreement. Along with the execution of the Block Trade Agreement, the Reporting Persons requested the Issuer to discontinue work on any possible underwritten public offering of the shares of Common Stock owned by the Reporting Persons until further notice.

Subject to the foregoing paragraph, the Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price of and other market conditions relating to the Common Stock, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of their investment in the Issuer.

Except as otherwise described in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the other persons named in Schedule A, has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

AMCI is the beneficial owner of 4,734,549 shares of Common Stock (approximately 7.3% of the outstanding Common Stock as of May 5, 2006, according to information contained in the Issuer’s Quarterly Report on Form 10-Q filed on May 12, 2006), including 1,732,195 shares held by Creekside and 262,670 shares held by Redbank. Kundrun and Mende each may be deemed to beneficially own, and to share the power to vote and dispose of, the shares of Common Stock owned by AMCI by virtue of the relationships described in Item 2 above.

Kundrun and Mende each may also be deemed to beneficially own, and to share the power to vote and dispose of, the shares of Common Stock held by the other New AMCI Entities, by virtue of the relationships described in the following chart:

Entity	Number of Shares of Common Stock Held	Relationship of Kundrun	Relationship of Mende
Beta Resources II, LLC, a Delaware limited liability company (“Beta”)	1,126,250	50% beneficial owner	50% beneficial owner and President

Vollow Resources II, LLC, a Delaware limited liability company (“Vollow”)	1,091,097	50% beneficial owner through The Kirmar Limited Partnership (“Kirmar”) and 50% beneficial owner through The Nicola Associates Limited Partnership (“Nicola”) (see Note 1 below)	President, 50% beneficial owner through Kirmar and 50% beneficial owner through Nicola (see Note 1 below)

Note 1:	Mende owns a 0.6% general partnership interest in Kirmar, as well as a 0.4% general partnership interest in Kirmar held jointly with Kundrun (with rights of survivorship), and Mende’s son and daughter each owns a 49.5% limited partnership interest in Kirmar. Kundrun owns a 0.6% general partnership interest in Nicola, as well as a 0.4% general partnership interest in Nicola held jointly with Mende (with rights of survivorship), and Kundrun’s daughter owns a 99% limited partnership interest in Nicola. Each of Kirmar and Nicola holds 50% of Vollow.

Accordingly, each of Kundrun and Mende may be deemed to be the beneficial owner of an aggregate of 6,951,896 shares of Common Stock (approximately 10.7% of the outstanding Common Stock as of May 5, 2006, according to information contained in the Issuer’s Quarterly Report on Form 10-Q filed on May 12, 2006).

In addition to the shares described in the previous paragraph, Kundrun also has shared voting and dispositive power over a total of 3,900 shares of Common Stock in his two IRA accounts (the “IRA Shares”). Kundrun shares the voting and dispositive power with his stepson, Christopher Orbell of 2 Canfield Avenue, Apartment 532, White Plains, New York 10601. Mr. Orbell, a citizen of the United States of America, is a Financial Representative at Mass Mutual Financial Group of 1295 State Street, Springfield, Massachusetts 01111. To the Reporting Persons’ knowledge, during the last five years, Mr. Orbell has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On May 15, 2006, the Reporting Persons entered into the Block Trade Agreement UBS under which they sold a total of 4,400,000 shares of Common Stock to UBS for $22.05 per share for an aggregate sale price of $97,020,000. The Block Trade Agreement will close on or around May 18, 2006. The transaction was effected through a Rule 144 sale to a market maker. The specific entities selling in the transaction and the amount of shares such entities sold are as follows:

Entity	Number of Shares of Common Stock Sold	Relationship of Kundrun	Relationship of Mende
Laurel Energy II, LP, a Delaware limited partnership (“Laurel”)	775,168	Beneficial owner of (i) 27.33% limited partnership interest through Kirmar and (ii) 27.33% limited partnership interest through Nicola (see Note 1 below). Also a director and 33.33% beneficial owner of Laurel Mountain Management, Inc. (“Laurel Management”), which holds a 1% general partnership interest in Laurel.	Beneficial owner of (i) 27.33% limited partnership interest through Kirmar and (ii) 27.33% limited partnership interest through Nicola (see Note 1 below). Also a director, President and 33.33% beneficial owner of Laurel Management, which holds a 1% general partnership interest in Laurel.

Madison Mining Company II, LLC, a Delaware limited liability company (“Madison”)	124,754	33.33% beneficial owner through Kirmar and 33.33% beneficial owner through Nicola (see Note 1 below)	President, 33.33% beneficial owner through Kirmar and 33.33% beneficial owner through Nicola (see Note 1 below)

Tanoma Energy II, Inc., a Delaware corporation (“Tanoma”)	3,087,021	33.33% beneficial owner and director	33.33% beneficial owner, director and President

Redbank (See Note 2)	413,057	50% beneficial owner and director	50% beneficial owner, director and President

Note 1:	Mende owns a 0.6% general partnership interest in Kirmar, as well as a 0.4% general partnership interest in Kirmar held jointly with Kundrun (with rights of survivorship), and Mende’s son and daughter each owns a 49.5% limited partnership interest in Kirmar. Kundrun owns a 0.6% general partnership interest in Nicola, as well as a 0.4% general partnership interest in Nicola held jointly with Mende (with rights of survivorship), and Kundrun’s daughter owns a 99% limited partnership interest in Nicola. Each of Kirmar and Nicola holds 33.33% of Madison and Tanoma.
Note 2:	As disclosed in Item 2, Redbank is a wholly-owned subsidiary of AMCI.

Pursuant to a Shareholders’ Allocation and Contribution Agreement dated March 11, 2003 (the “Allocation and Contribution Agreement”) among Kundrun, Mende, D. Scott Kroh and K-M Investment Corp., a Delaware corporation, Kroh, who is a 33.33% beneficial owner of each of Madison and Tanoma and the beneficial owner of a 44.33% limited partnership interest in Laurel and a 33.33% interest in Laurel Management (which holds a 1% general partnership interest in Laurel), has the sole power to direct the disposition of his pro rata portion of the shares of Common Stock held by Laurel, Madison and Tanoma. In addition, the Allocation and Contribution Agreement provides that the net proceeds of any such disposition will be remitted to Kroh promptly after receipt. Kroh is an Executive Vice President of the Issuer and is a citizen of the United States. To the best knowledge of each Reporting Person, during the last five years, Kroh has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Stockholder Agreement

Pursuant to the Stockholder Agreement, following the sales on May 15, 2006, AMCI and the other New AMCI Entities have the right to designate one nominee for election to the Board of Directors of the Issuer (the “Board”). Pursuant to the Stockholder Agreement, at such time as the New AMCI Entities no longer beneficially own at least 15% of the outstanding Common Stock, the New AMCI Entities will be entitled to designate only one nominee for election to the Board, and at such time as the New AMCI Entities no longer beneficially owns at least 7.5% of the outstanding Common Stock, it will no longer be entitled to designate any such nominees. The Stockholder Agreement also provides that, as long as the New AMCI Entities has any Board designation rights, any “independent” directors nominated for election to the Board must be reasonably acceptable to the New AMCI Entities.

The Stockholder Agreement also grants certain demand and piggyback registration rights to the New AMCI Entities with respect to the shares of Common Stock held by them. The current status of the demand registration rights for the Reporting Persons is outlined in Item 4 above and such discussion is incorporated herein by reference.

The foregoing summary of the Stockholder Agreement is qualified in its entirety by reference to the text of Exhibit 2, which is incorporated by this reference.

Allocation and Contribution Agreement

The description of the Allocation and Contribution Agreement included in Item 5 above is incorporated herein by reference. Such description is qualified in its entirety by reference to the text of Exhibit 5, which is incorporated by this reference.

Block Trade Agreement

The description of the Block Trade Agreement included in Item 5 above is incorporated by reference. In addition, the Reporting Persons along with Kroh, and other specified affiliated entities, have agreed that they will not, and will ensure that their subsidiaries, associates or holding companies, will not, offer, issue sell or otherwise dispose of (or announce the intention of doing so) any shares of the Issuer without the prior written consent of UBS prior to the expiration of 45 days following the closing of the Block Trade Agreement. This summary of the Block Trade Agreement is qualified in its entirety by reference to the text of Exhibit 6, which is incorporated by this reference.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement dated February 14, 2006 among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on February 14, 2006).

Exhibit 99.2	Amended and Restated Stockholder Agreement dated October 26, 2005 among the Issuer and certain of its stockholders (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K of the Issuer (File No. 1-32423) filed on October 31, 2005).

Exhibit 99.3	Letter agreement dated October 25, 2005 amending certain provisions of the Stockholder Agreement (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K of the Issuer (File No. 1-32423) filed on October 31, 2005).

Exhibit 99.4	Letter agreement dated December 8, 2005 amending certain provisions of the Stockholder Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer (File No. 1-32423) filed on December 12, 2005).

Exhibit 99.5	Shareholders’ Allocation and Contribution Agreement dated March 11, 2003 among Kundrun, Mende, Kroh and K-M Investment Corp., a Delaware corporation (incorporated by reference to Exhibit 99.5 to the Schedule 13D filed by the Reporting Persons on February 14, 2006).

Exhibit 99.6	Secondary Block Trade Agreement dated May 15, 2006 with UBS Securities LLC.

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

AMCI HOLDINGS, INC.

Date: May 18, 2006	By:	/s/ Hans J. Mende
Hans J. Mende, President

Date: May 18, 2006		/s/ Fritz R. Kundrun
FRITZ R. KUNDRUN

Date: May 18, 2006		/s/ Hans J. Mende
HANS J. MENDE

SCHEDULE A

The name, business address, present principal occupation or employment and the name, principal business and address of any organization in which such employment is conducted, and citizenship of Kundrun, Mende and each other executive officer and director of AMCI are as follows:

Name	Position with AMCI	Business Address	Principal Occupation or Employment	Citizenship
Fritz R. Kundrun	Director	*	Chairman and Chief Executive Officer of American Metals & Coal International, Inc. Principal business: mining and marketing Address: *	Germany

Hans J. Mende	Director and President	*	President and Chief Operating Officer of American Metals & Coal International, Inc. Principal business: mining and marketing Address: *	Germany

Michael J. Walker	Executive Vice President and Treasurer	*	Executive Vice President and Treasurer of Laurel Mountain Management, Inc. Principal business: management and accounting services Address: *	United States

Angela Robin Grace	Secretary	*	Secretary of Laurel Mountain Management, Inc. Principal business: management and accounting services Address: *	United States

*	One Energy Place, Suite 1000, Latrobe, Pennsylvania 15650.